

September 16, 2010

Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

      Re: **Simon Property Group, Inc.**
             Form 10-K for the Year Ended December 31, 2009
             Definitive Proxy Statement Filed March 26, 2010
             Form 8-K filed April 30, 2010
             File No. 1-14469
             Simon Property Group, L.P.
             Form 10-K for the Year Ended December 31, 2009
             File No. 333-11491

Dear Mr. Sterrett:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Daniel L. Gordon
                      Branch Chief